2026

# Brookfield Renewable Corporation

Q3 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield

Management’s Discussion and Analysis for
the three and nine months ended September 30, 2026
The following Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2026 is provided as of November 4, 2026. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean (i) when such references refer to a point in time before December 24, 2024, Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) (“BRHC”) and its direct subsidiaries, and indirect operating entities as a group; (ii) when such references refer to a point in time on or after December 24, 2024, Brookfield Renewable Corporation (formerly 1505127 B.C.Ltd.) (“BEPC”). BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. (“BEP”, or collectively with its subsidiaries, including BRHC and our company, “Brookfield Renewable”) (NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the “partnership” means Brookfield Renewable and its controlled subsidiaries, excluding BRHC and our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable and Brookfield Renewable Corporation, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$ and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities and Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com/bepc), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	3	Part 5 – Liquidity and Capital Resources (continued)
		Consolidated statements of cash flows	18
Part 2 – Financial Performance Review on Consolidated Information	4	Shares and units outstanding	19
		Contractual obligations	20
		Off-statement of financial position arrangements	20
Part 3 – Additional Consolidated Financial Information	6
Summary consolidated statements of financial position	6	Part 6 – Selected Quarterly Information	21
Related party transactions	6
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	26
Part 4 – Financial Performance Review on Proportionate Information	10
		Part 8 – Presentation to Stakeholders and Performance Measurement	28
Proportionate results for the three months ended September 30	10
Reconciliation of non-IFRS measures	13	Part 9 – Cautionary Statements	32

Part 5 – Liquidity and Capital Resources	15
Available liquidity	15
Dividend policy	16
Borrowings	16
Capital expenditure	17

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on October 3, 2024 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at http://www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, BRHC, our subsidiaries and Brookfield Renewable (together our “Group”), target a total return of 12% to 15% per annum on the renewable assets that we own, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance which can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
The Arrangement
On December 24, 2024, the partnership, BRHC, and the company completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow BEPC to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to the company if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield exchanged their class A exchangeable subordinate voting shares of BRHC for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) the partnership transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to the partnership in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
On December 31, 2025, BRHC undertook a reorganization pursuant to which a new corporation, 1566030 B.C. Ltd. (“New BRHC”) was formed, and all existing shares of BRHC were contributed to New BRHC in exchange for shares of New BRHC. The reorganized structure operates substantially the same as the previous structure. New BRHC became a party to all agreements to which BRHC was a party, including the Master Services Agreement. New BRHC subsequently changed its name to Brookfield Renewable Holdings Corporation. Unless otherwise indicated, all references to BRHC refer to New BRHC.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Revenues	$1,143	$931	$3,102	$2,790
Direct operating costs	(640)	(370)	(1,508)	(1,091)
Management service costs	(36)	(26)	(127)	(75)
Interest expense	(420)	(398)	(1,180)	(1,236)
Depreciation	(296)	(313)	(891)	(939)
Remeasurement of interests held in BRHC by the partnership	1,282	(54)	(227)	(583)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	1,258	(71)	28	(595)
Net income (loss)	$2,293	$(225)	$(794)	$(1,677)

	Average FX rates to USD
	€0.87	0.86	0.86	0.90
R$	5.14	5.45	5.15	5.65
COP	3,191	4,003	3,500	4,131
Variance Analysis For The Three Months Ended September 30, 2026
Revenues totaling $1,143 million represents an increase of $212 million over the same period in the prior year due to benefits from the growth of our business, higher realized pricing and favorable foreign exchange partially offset by recently completed asset sales and unfavorable generation in our Colombia hydroelectric business. Recently commissioned facilities, that we consolidate, contributed 79 GWh of generation and $4 million to revenues which was partially offset by our recently completed asset sales that reduced generation by 559 GWh and revenues by $70 million. On a same store, constant currency basis, revenues increased by $193 million from the benefits of higher spot pricing in Colombia caused by lower system-wide hydrology and stronger hydrology in Brazil, partially offset by lower hydrology in Colombia.
The strengthening of most foreign currencies against the U.S. dollar relative to the same period in the prior year increased revenues by $85 million, partially offset by a $61 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $640 million, represent an increase of $270 million over the same period in the prior year primarily due to higher power purchases at higher market prices due to lower system-wide hydrology in Colombia, additional costs from our recently commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Management service costs totaled $36 million, representing an increase of $10 million compared to the same period in the prior year due to the growth of our business.
Interest expense totaling $420 million represents an increase of $22 million over the same period in the prior year due to financing initiatives to fund growth and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Remeasurement of shares classified as financial liabilities resulted in a $2,540 million gain compared to a $125 million loss in the same period in the prior year, primarily attributable to the decrease in Brookfield Renewable LP unit and BEPC exchangeable share prices and the exchange of BEPC exchangeable shares for BEP LP units by shareholders during the period.
Depreciation expense totaling $296 million represents a decrease of $17 million over the same period in the prior year due to recently completed asset sales.
Net income totaling $2,293 million represents an increase of $2,518 million compared to the same period in the prior year as a result of the above-noted items.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

Variance Analysis For The Nine Months Ended September 30, 2026
Revenues totaling $3,102 million represents an increase of $312 million over the same period in the prior year as the benefits from the growth of our business, higher realized pricing and favorable foreign exchange were more than offset by unfavorable hydrology at our U.S. and Colombia businesses and recently completed asset sales. Recently commissioned facilities that we consolidate contributed 79 GWh of generation and $4 million to revenue, offset by recently completed asset sales that reduced generation by 1,002 GWh and revenue by $146 million. On a same store, constant currency basis, revenues increased by $246 million from the benefits of stronger hydrology in Brazil and higher spot pricing in Colombia caused by lower system-wide hydrology, partially offset by unfavorable hydrology in the U.S. and Colombia.
The strengthening of foreign currencies against the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $208 million, partially offset by a $153 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the year.
Direct operating costs totaling $1,508 million represents an increase of $417 million over the same period in the prior year due to higher power purchases at higher market prices due to lower system-wide hydrology in Colombia, additional costs from our recently commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Management service costs totaling $127 million represents an increase of $52 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $1,180 million represents a decrease of $56 million over the same period in the prior year due to the impact of our recently completed asset sales, partially offset by financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Remeasurement of shares classified as financial liabilities resulted in a lower loss of $199 million versus the same period in the prior year, primarily attributable to the relatively lower decrease in Brookfield Renewable LP unit and BEPC exchangeable share prices and the exchange of BEPC exchangeable shares for Brookfield Renewable LP units by shareholders during the period.
Depreciation expense totaling $891 million represents a decrease of $48 million over the same period in the prior year due to recently completed asset sales.
Net loss totaling $794 million represents a decrease of $883 million compared to the same period in the prior year as a result of the above-noted items.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2026	December 31, 2025
Current assets	$6,512	$3,943
Equity-accounted investments	987	1,014
Property, plant and equipment	38,557	39,699
Assets held for sale	1,436	466
Total assets	47,791	46,267
Non-recourse borrowings	15,611	15,264
Deferred income tax liabilities	7,475	7,339
Liabilities directly associated with assets held for sale	352	220
Interests held in BRHC by Brookfield Renewable	5,472	5,245
BEPC exchangeable and class A.2 exchangeable shares	5,151	5,016
Total equity in net assets	7,869	9,232
Total liabilities and equity	47,791	46,267
	Spot FX rates to USD
	€0.88	0.85
R$	5.18	5.50
COP	3,341	3,757
Property, plant and equipment
Property, plant and equipment totaled $38.6 billion as at September 30, 2026 compared to $39.7 billion as at December 31, 2025, representing a decrease of $1.1 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $1.0 billion, and the appreciation of most currencies against the U.S. dollar increased property, plant and equipment by $2.1 billion. These increases were offset by disposals and assets reclassified to held for sale that decreased property, plant and equipment by $3.3 billion and depreciation expense that decreased property, plant and equipment by $0.9 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $1.4 billion and $0.4 billion, respectively, as at September 30, 2026 and are comprised of a portfolio including 118 MW of operating hydroelectric assets and 100 MW of operating solar assets in Colombia, and a portfolio including 110 MW of operating hydroelectric assets and 134 MW of operating solar assets in Colombia.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and its related parties.
Since inception, our parent company has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the Arrangement to include, among other things, BEPC as a service recipient.
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

Brookfield Corporation may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at September 30, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2026 totaled nil (2025: nil).
From time to time Brookfield Wealth Solutions and its related entities may agree to provide financing to the company. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and market rates, in capital raises undertaken by the company that are recognized within non-recourse borrowings on the consolidated statements of financial position. As at September 30, 2026, the company, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $213 million of non-recourse borrowings (December 31, 2025: nil); $458 million (December 31, 2025: $458 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.
From time to time Brookfield Renewable may enter into short-term arrangements with consolidated subsidiaries of the company that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the company may request repayment upon three business days’ written notice. As at September 30, 2026, there were $13 million (December 31, 2025: $376 million) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.77%. Funds placed on deposit are reflected within Due from related parties on the consolidated statements of financial position. Interest income earned on the deposits placed with Brookfield Renewable for the three and nine months ended September 30, 2026 totaled less than $1 million and $1 million, respectively (2025: less than $1 million).
From time to time the company may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with the company up to a limit of $750 million per deposit. Interest incurred on such deposits fall between the interest rate that would otherwise be payable by the company under credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at September 30, 2026, there were nil (December 31, 2025: nil) funds placed on deposit with the company, which carries an interest rate of nil. Deposits placed are reflected within Due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three and nine months ended September 30, 2026 totaled less than $1 million (2025: nil).
Our company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
During the second quarter of 2026, the company, together with its institutional partners, completed the sale of a 33% interest in a 132 MW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $31 million ($20 million net to the company), to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that acquired the remaining 67%.
During the second and third quarters of 2026, the company, together with its institutional partners, completed the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $526 million ($256 million net to the company), to a consortium managed by BAM at a value equivalent to the unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. The company, together with its institutional partners, were paid an earn-out of $54 million ($27 million net to the company), received from a Brookfield Fund and a

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

consortium managed by BAM, consistent with the terms of the sales agreement terms agreed upon with an unaffiliated third party.
From time to time as part of normal course operations of the group, the company may invest in a subsidiary of the partnership or extend intercompany loans which are generally unsecured, bear interest at market rates, and are repayable on demand or under agreed terms to a subsidiary of the partnership to optimize the use of tax attributes, including net operating losses within the group. During the third quarter of 2026, Brookfield Renewable executed a $460 million intercompany loan with the company, which carries an interest rate of 7.4% recognized within Due from related parties and Due to related parties in the consolidated statements of financial position.
Transactions with unaffiliated Brookfield associates
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, Investments in Associates and Joint Ventures in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 28 - Related party transactions in the company’s December 31, 2025 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income (loss), for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Revenues
Power purchase and revenue agreements	$8	$9	$24	$37

Other income
Interest and other investment income	$37	$9	$101	$28
Distribution income	—	18	—	37
	$37	$27	$101	$65

Direct operating costs
Energy purchases	$(8)	$(6)	$(23)	$(23)
Energy marketing fee & other services	(4)	(6)	(13)	(19)
	$(12)	$(12)	$(36)	$(42)

Interest expense
Borrowings and distributions(1)	$(54)	$(108)	$(110)	$(355)

Other
Other related party services (expenses) revenue	$(4)	$12	$(6)	$9

Management service costs	$(36)	$(26)	$(127)	$(75)
(1)Includes distributions for the three and nine months ended September 30, 2026 on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $4 million, $14 million and nil, respectively, and $12 million, $41 million, and nil, respectively (2025: $4 million, $13 million and $59 million, respectively and $11 million, $39 million, and $220 million, respectively).

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2026	December 31, 2025
Current assets
Due from related parties
Amounts due from	Brookfield	$11	$16
	The partnership	2,730	1,590
	Equity-accounted investments and other(1)	104	19
		$2,845	$1,625

Current liabilities
Due to related parties
Amounts due to	Brookfield	$56	$67
	The partnership	1,805	903
	Brookfield Wealth Solutions	24	24
	Equity-accounted investments and other	24	17
		$1,909	$1,011

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$6	$9
	The partnership	89	42
	Brookfield Wealth Solutions	434	434
	Equity-accounted investments and other	—	—
		$529	$485

Non-recourse borrowings	Brookfield Wealth Solutions	$213	$—
(1)Includes $85 million related to the disposal of a 448 MW portfolio of operating hydroelectric assets in the U.S.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	2,893	2,709	$441	$282	$323	$160	$200	$104
Wind	443	468	29	29	16	18	4	8
Solar	467	543	78	106	108	87	86	64
Corporate	—	—	—	—	(3)	22	(39)	(5)
Total	3,803	3,720	$548	$417	$444	$287	$251	$171
(1)Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$441	$282
Other income	178	25
Direct operating costs	(296)	(147)
Adjusted EBITDA(1)	323	160
Interest expense	(116)	(56)
Current income taxes	(7)	—
Funds From Operations	$200	$104

Generation (GWh) - actual	2,893	2,709
Average revenue per MWh(2)	$87	$79
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
Funds From Operations at our hydroelectric business was $200 million versus $104 million in the prior year due to stronger generation in Brazil, higher spot pricing in Colombia caused by lower system-wide hydrology and gains on the sale of non-core assets in the U.S. and Colombia, partially offset by weaker same-store generation in Colombia and higher interest expense from our upfinancing activities across the fleet over the past year.
WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$29	$29
Other income	4	7
Direct operating costs	(17)	(18)
Adjusted EBITDA(1)	16	18
Interest expense	(12)	(10)
Funds From Operations	$4	$8

Generation (GWh) - actual	443	468
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our wind business was $4 million versus $8 million in the prior year as the benefit from higher pricing from inflation indexation was offset by lower generation in Brazil.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

SOLAR OPERATIONS
The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$78	$106
Other income	45	2
Direct operating costs	(15)	(21)
Adjusted EBITDA(1)	108	87
Interest expense	(18)	(19)
Current income taxes	(4)	(4)
Funds From Operations	$86	$64

Generation (GWh) – actual	467	543
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Funds From Operations at our solar business was $86 million versus $64 million in the prior year due to the benefit of newly commissioned facilities and higher generation from our European business partially offset by lower generation in Brazil.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net loss is reconciled to Adjusted EBITDA for the three months ended September 30, 2026:

(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Net (loss) income	$(151)	$(56)	$71	$2,429	$2,293
Add back or deduct the following:
Depreciation	142	85	69	—	296
Deferred income tax recovery	(10)	(4)	(7)	(1)	(22)
Foreign exchange and financial instrument loss (gain)	65	(15)	(170)	(1)	(121)
Other(1)	178	9	171	2	360
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	72	72
Remeasurement of interests held in BRHC by the partnership	—	—	—	(1,282)	(1,282)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	(1,258)	(1,258)
Management service costs	—	—	—	36	36
Interest expense(2)	255	38	55	—	348
Current income tax expense	6	2	13	—	21
Amount attributable to equity-accounted investments and non-controlling interests(3)	(162)	(43)	(94)	—	(299)
Adjusted EBITDA attributable to the company	$323	$16	$108	$(3)	$444
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term, and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA. Refer to Note 2 - Disposal of assets and Note 4 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Total interest expense of $420 million is comprised of Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Net income (loss)	$66	$(50)	$15	$(256)	$(225)
Add back or deduct the following:
Depreciation	144	78	91	—	313
Deferred income tax (recovery) expense	(14)	(5)	4	(1)	(16)
Foreign exchange and financial instrument loss (gain)	23	(14)	(7)	3	5
Other(1)	(30)	2	22	3	(3)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	126	126
Remeasurement of interests held in BRHC by the partnership	—	—	—	54	54
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	71	71
Management service costs	—	—	—	26	26
Interest expense(2)	165	39	72	(4)	272
Current income tax expense	(4)	2	9	—	7
Amount attributable to equity-accounted investments and non-controlling interests(3)	(190)	(34)	(119)	—	(343)
Adjusted EBITDA attributable to the company	$160	$18	$87	$22	$287
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA. Refer to Note 4 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Total interest expense of $398 million is comprised of Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net loss is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Net income (loss)	$2,293	$(225)
Add back or deduct the following:
Depreciation	296	313
Deferred income tax recovery	(22)	(16)
Foreign exchange and financial instruments (gain) loss	(121)	5
Other(1)	360	(3)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC	72	126
Remeasurement of interests held in BRHC by the partnership	(1,282)	54
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	(1,258)	71
Amount attributable to equity accounted investments and non-controlling interest(2)	(87)	(154)
Funds From Operations	$251	$171
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations. Refer to Note 2 - Disposal of assets and Note 4 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	September 30, 2026	December 31, 2025
Authorized credit facilities(1)	$2,450	$2,450
Our company's share of cash and cash equivalents	373	397
	2,823	2,847
Available portion of subsidiary credit facilities	61	235
Brookfield Renewable group liquidity on a proportionate basis	2,253	1,543
Available liquidity	$5,137	$4,625
(1)Includes the $2,050 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Corporation.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the amended and restated equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2025. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved an over 5% increase in its annual distribution to $1.568 per LP unit, or $0.392 per LP unit quarterly, starting with the distribution paid in March 2026, an increase from $1.492 per LP unit in 2025. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions net of dispositions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2026			December 31, 2025
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Proportionate non-recourse borrowings(2)
Hydroelectric	8.3	7	$4,296	7.3	5	$4,192
Wind	6.1	6	840	6.2	8	658
Solar	5.3	9	1,325	5.4	10	1,412
	7.4	7	6,461	6.8	7	6,262
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(33)			(33)
			6,428			6,229
Equity-accounted borrowings			(270)			(259)
Non-controlling interests and other(3)			9,453			9,294
As per IFRS Statements			$15,611			$15,264
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 8 - Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2026:

(MILLIONS)	Rest of 2026	2027	2028	2029	2030	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Hydroelectric	$200	$186	$109	$156	$1,111	$1,165	$2,927
Wind	—	40	149	61	148	—	398
Solar	—	1	128	52	127	—	308
	200	227	386	269	1,386	1,165	3,633
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	30	120	171	270	37	741	1,369
Wind	18	52	39	36	35	262	442
Solar	23	90	87	88	88	641	1,017
	71	262	297	394	160	1,644	2,828
Total	$271	$489	$683	$663	$1,546	$2,809	$6,461

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.45 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for our contractual commitments (see Note 17 - Commitments, contingencies and guarantees) and our company’s share of anticipated transactions by our group.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Cash flows provided by (used in):
Operating activities	$253	$259	$556	$508
Financing activities	(86)	109	263	34
Investing activities	(243)	(344)	(800)	(632)
Foreign exchange (loss) gain on cash	(12)	4	(1)	50
(Decrease) increase in cash and cash equivalents	$(88)	$28	$18	$(40)
Operating Activities
Cash flows from operating activities for the three and nine months ended September 30, 2026 totaled $253 million and $556 million, respectively, compared to $259 million and $508 million, respectively, in 2025, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows used in and provided by financing activities totaled $86 million and $263 million for the three and nine months ended September 30, 2026, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital enabled us to generate net proceeds of $517 million and $1,274 million for the three and nine months ended September 30, 2026, from non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interest and the at-the-market (“ATM”) equity issuance program.
Distributions paid during the three and nine months ended September 30, 2026 to participating non-controlling interest in operating subsidiaries and the partnership totaled $603 million and $1,011 million, respectively (2025: $38 million and $495 million, respectively).
Cash flows provided by financing activities totaled $109 million and $34 million for the three and nine months ended September 30, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital enabled us to fund growth and generate net proceeds of $79 million and $304 million from non-recourse and related party financings for the three and nine months ended September 30, 2025, respectively.

Investing Activities
Cash flows used in investing activities totaled $243 million and $800 million for the three and nine months ended September 30, 2026. Our continued investment in the construction and development of wind, solar and battery energy storage systems projects across the U.S., Brazil and Colombia, totaled $525 million and $997 million for the three and nine months ended September 30, 2026. We also invested a total of $17 million and $77 million in equity accounted investments for the three and nine months ended September 30, 2026.
We generated proceeds of $438 million during the three months ended September 30, 2026 from the sale of a 33% interest in a portfolio of operating wind and solar asset in the U.S., the sale of a 25% interest in a non-core U.S. hydro portfolio and the sale of non-core operating hydro assets in Colombia.
Cash flows used in investing activities totaled $344 million and $632 million for the three and nine months ended September 30, 2025. Our continued investment in property, plant and equipment, including the construction and development of wind, solar and storage development projects in the U.S., Colombia, and Brazil, totaled $240 million and $790 million for the three and nine months ended September 30, 2025. Net of investment in and proceeds from disposals of our structured investments and equity-accounted investments totalling $83 million and $190 million, respectively, for the three and nine months ended September 30, 2025.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares and class A.2 exchangeable shares held by Brookfield Holders and public shareholders and BEPC class B, BRHC class B and BRHC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares and class A.2 exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class B, BRHC class B, and BRHC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	September 30, 2026	December 31, 2025
BEPC exchangeable shares and class A.2 exchangeable shares(1)	182,994,215	179,604,793
BEPC class B shares	43,661	43,661
BRHC class B shares	110	110
BRHC class C shares	194,460,874	194,460,874
(1)Includes 148,274,532 (December 31, 2025: 144,885,110) of BEPC exchangeable shares and 34,719,683 (December 31, 2025: 34,719,683) of Class A.2 exchangeable shares.
BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these shares for cash consideration. The redemption right related to the BEPC exchangeable shares is subject to the company’s right, at its sole discretion, to satisfy the redemption request with LP units on a one-for-one basis. Similarly, the redemption right related to class A.2 exchangeable shares is subject to the company’s right, at its sole discretion, to satisfy any such redemption request with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. For more information, see Item 10.B “Memorandum and Articles of Association – BEPC Exchangeable Shares” of our Form 20-F for the annual period ended December 31, 2025. During the three and nine months ended September 30, 2026, our shareholders exchanged 2,605,045 and 2,605,411, respectively (2025: 497 and 36,058, respectively) BEPC exchangeable shares for an equivalent number of BEP LP units. BEPC class B, BRHC class B and BRHC class C shares are redeemable for cash in an amount equal to the market price of an LP unit. There have been no redemptions of class A.2 exchangeable shares, BEPC class B or BRHC class C shares to date. Due to the exchange feature of the BEPC exchangeable shares and class A.2 exchangeable shares and the cash redemption feature of the BEPC class B, BRHC class B and BRHC class C shares, the BEPC exchangeable shares, class A.2 exchangeable shares, BEPC class B shares, BRHC class B shares and BRHC class C shares are classified as financial liabilities. However, the BEPC class B shares meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the three and nine months ended September 30, 2026, our company declared dividends of $72 million and $216 million (2025: $67 million and $202 million, respectively) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and nil and nil, respectively (2025: $59 million and $220 million, respectively) on its outstanding BRHC class C shares. Dividends on our BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares and BRHC class B shares during the three and nine months ended September 30, 2026.
As at September 30, 2026, Brookfield Holders held a direct and indirect interest of approximately 24% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining is held by public investors.
During the first quarter of 2026, the company established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three and nine months ended September 30, 2026, nil and 5,994,833, respectively, of BEPC exchangeable shares were issued for gross proceeds of approximately nil and $237 million.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2025, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2026.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

As at the date of this report, Brookfield Holders, and the partnership, through ownership of BEPC exchangeable shares, class A.2 exchangeable shares and BEPC class B shares, hold an approximate 79% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield Holders, including the partnership, hold an approximate 21% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2026, letters of credit issued amounted to $1,352 million (December 31, 2025: $1,672 million).
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

	2026			2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$1,780	$1,710	$1,514	$1,539	$1,596	$1,692	$1,580	$1,432
Net (loss) income to Unitholders	(314)	(213)	(229)	410	(120)	(112)	(197)	(9)
Basic (loss) income per LP unit	(0.52)	(0.37)	(0.40)	0.54	(0.23)	(0.22)	(0.35)	(0.06)
Funds From Operations	346	421	375	346	302	371	315	304
Funds From Operations per Unit	0.51	0.62	0.55	0.51	0.46	0.56	0.48	0.46
Distribution per LP Unit	0.39	0.39	0.39	0.37	0.37	0.37	0.37	0.36
SUMMARY FINANCIAL INFORMATION RELATED TO THE COMPANY
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2026			2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$1,143	$1,076	$883	$938	$931	$952	$907	$987
Net income (loss)	2,293	(785)	(2,302)	(666)	(225)	(1,447)	(5)	945
Net income (loss) attributable to the partnership	2,337	(790)	(2,186)	(706)	(233)	(1,410)	5	761

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)		(MILLIONS)
	Renewable Actual Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	11,037	10,724	$1,313	$999	$1,027	$573	$685	$382
Wind	1,603	1,686	102	111	61	83	28	53
Solar	1,226	1,397	196	241	199	193	140	130
Corporate	—	—	—	—	(5)	19	(132)	(57)
Total	13,866	13,807	$1,611	$1,351	$1,282	$868	$721	$508
(1) Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2026:

(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Net loss	$(80)	$(139)	$(21)	$(554)	$(794)
Add back or deduct the following:
Depreciation	430	255	206	—	891
Deferred income tax recovery	(12)	(20)	(23)	(4)	(59)
Foreign exchange and financial instrument loss (gain)	153	(40)	(148)	(3)	(38)
Other(1)	380	27	215	11	633
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	216	216
Remeasurement of interests held in BRHC by the partnership	—	—	—	227	227
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	(28)	(28)
Management service costs	—	—	—	127	127
Interest expense(2)	661	123	177	3	964
Current income tax expense	43	6	25	—	74
Amount attributable to equity-accounted investments and non-controlling interests(3)	(548)	(151)	(232)	—	(931)
Adjusted EBITDA attributable to the company	$1,027	$61	$199	$(5)	$1,282
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term, and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA. Refer to Note 2 - Disposal of assets and Note 4 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Total interest expense of $1,180 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2025:

(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Net income (loss)	$176	$(129)	$(67)	$(1,657)	$(1,677)
Add back or deduct the following:
Depreciation	437	233	269	—	939
Deferred income tax recovery	(16)	(27)	(13)	(2)	(58)
Foreign exchange and financial instrument loss (gain)	59	(20)	10	3	52
Other(1)	(12)	25	48	3	64
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(2)	—	—	—	422	422
Remeasurement of interests held in BRHC by the partnership	—	—	—	583	583
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	—	—	—	595	595
Management service costs	—	—	—	75	75
Interest expense(2)	494	117	207	(4)	814
Current income tax expense	34	4	16	1	55
Amount attributable to equity-accounted investments and non-controlling interests(3)	(599)	(120)	(277)	—	(996)
Adjusted EBITDA attributable to the company	$573	$83	$193	$19	$868
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA. Refer to Note 4 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Total interest expense of $1,236 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Net loss	$(794)	$(1,677)
Add back or deduct the following:
Depreciation	891	939
Deferred income tax recovery	(59)	(58)
Foreign exchange and financial instruments (gain) loss	(38)	52
Other(1)	633	64
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC	216	422
Remeasurement of interests held in BRHC by the partnership	227	583
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	(28)	595
Amount attributable to equity accounted investments and non-controlling interest(2)	(327)	(412)
Funds From Operations	$721	$508
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations. Refer to Note 2 - Disposal of assets and Note 4 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and material accounting policy information in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2025. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company is currently assessing the impact of this standard on its presentation and disclosures.
IFRS 20 - Regulatory Assets and Regulatory Liabilities (“IFRS 20”)
In May 2026, the IASB issued IFRS 20, Regulatory Assets and Regulatory Liabilities. IFRS 20 is effective for periods beginning on or after January 1, 2029, with early adoption permitted. IFRS 20 sets out the requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense, enabling users of financial statements to understand the total allowed compensation for regulatory goods or services supplied in each reporting period and the related rights and obligations. The company is currently assessing the impact of this standard on its presentation and disclosures.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, the company, together with its institutional partners, completed the sale of a portfolio including 118 MW of operating hydroelectric assets and 100 MW of operating solar assets in Colombia for proceeds of approximately COP1,610 billion ($426 million) (COP541 billion ($143 million) net to the company).
Subsequent to the quarter, Brookfield Renewable Corporation received shareholder approval to simplify its corporate structure by converting Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation into one publicly traded corporation. The simplification is subject to customary regulatory approvals as well as unitholder approval.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same-store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes hydroelectric, solar and wind facilities. Hydroelectric includes generation from our North America pumped storage facility, and North America cogeneration asset.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1((u))(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2025 audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric (hydroelectric, pumped storage and other sustainable solutions), 2) wind, 3) solar (utility-scale solar and distributed generation) and 4) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
During the fourth quarter of 2025, the company completed the sale of a 700 MW portfolio of distributed generation assets in the United States, that represented substantially all of the assets within the Distributed Energy & Sustainable Solutions segment. Accordingly, the Distributed Energy & Sustainable Solutions segment is no longer presented as a separate reportable segment in the current period. Prior period comparative information for our distributed generation business has been reclassified to reflect this change, with results previously reported in the Distributed Energy & Sustainable Solutions segment now included within the Solar segment, to conform to the current period presentation. The remaining assets of the Distributed Energy & Sustainable Solutions segment, which are comprised of a pumped storage business, alongside other sustainable solutions operations, have been presented within the hydroelectric segment for the current and prior periods.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii)

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes items that are considered within the company’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income (loss).
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess the performance of our operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. In the unaudited interim consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

company's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of the group. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of our group’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, dispositions and other transactions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions including our corporate simplification, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of BEP units and BEPC exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our group’s renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our group’s inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms; an increase in the amount of uncontracted generation in our group’s renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our group’s ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our group’s real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our group’s reliance on computerized business systems, which could expose our group to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our group’s contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets; force majeure events; our group’s operations being affected by local communities; newly developed technologies or new business lines in which our group invests not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labour disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our group’s business activities; uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our group’s nuclear services business regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom; increased regulation of and third party opposition to our group’s nuclear services investment’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our group’s nuclear services investment; our group’s inability to finance our operations and fund growth due to the status of the capital markets; our group’s inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our group’s loan, debt and security agreements; changes to our group’s credit ratings; the incurrence of debt at multiple levels within our group’s organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise; our group’s inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including our corporate simplification transaction; political instability or changes in government policy negatively impacting our business or assets; changes to our group’s current business, including through future sustainable solutions investments; the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions, initiatives or acquisitions; our group’s investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom; our group’s inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements our group enters into with communities and joint venture partners; our

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

group does not have control over all of our group’s operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our group’s organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our group’s dependence on Brookfield and Brookfield’s significant influence over our group; Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our group’s best interests or the best interests of our shareholders; changes in how Brookfield elects to hold its ownership interests in our group; our group’s inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses; any changes in the market price of the BEP units and BEPC exchangeable shares; the redemption of the BEPC exchangeable shares; difference in the trading price of the BEPC exchangeable shares and BEP units; the de-listing of the BEPC exchangeable shares; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; changes in the amount of cash we can distribute to our shareholders; the inability of our shareholders to take part in the management of BEPC; limitations on holdings of our shares due to FPA and FERC regulations; the termination of the Rights Agreement; limits on our shareholders’ ability to obtain favourable judicial forum for disputes related to BEPC or to enforce judgments against us; foreign currency risk associated with BEPC distributions; our group is not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our group’s internal controls over financial reporting; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”. Certain risks and uncertainties specific to our corporate simplification transaction is further described in the joint management information circular of BEP and BEPC dated August 26, 2026 with respect to the special meetings of BEP and BEPC to approve the simplification and is available electronically on each of the SEDAR+ profiles of BEP and BEPC at www.sedarplus.ca.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable investors and other readers to better understand our business.
Reconciliations of each of Adjusted EBITDA and Funds From Operations to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management’s Discussion and Analysis	September 30, 2026

Brookfield Renewable Corporation

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